Exhibit 99.1

HUB Receives Expected Notification of Deficiency from Nasdaq Related to Delayed Filing of Annual Report on Form 20-F for Fiscal Year 2025

5.21.2026

TEL-AVIV, Israel, May 21, 2026 (GLOBE NEWSWIRE) -- Hub Cyber Security Ltd. (Nasdaq: HUBC) (“HUB Security” or the “Company”), a global provider of confidential computing and secured data fabric technologies, today announced that it received a letter (the “Letter”) on May 18, 2026, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it has not yet filed its Annual Report on Form 20-F for the period ended December 31, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”). The Letter is standard practice in the event of a delayed periodic financial report filing. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq. The Letter is in addition to the previously disclosed letter regarding the Company’s non-compliance with Nasdaq’s continued listing standards related to market value of listed securities.

In accordance with Nasdaq Listing Rules, the Company has 60 calendar days (until July 17, 2026) to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant an exception of up to 180 calendar days from the due date of the Form 20-F, or until November 11, 2026, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Nasdaq Listing Rule 5815(a). If the Company fails to timely regain compliance with Nasdaq’s listing rules, the securities of the Company will be subject to delisting on Nasdaq.

The Company is continuing to work diligently to finalize and file the Form 20-F as soon as possible within the timeline prescribed by Nasdaq. However, there can be no assurance that the Company will be able to file the Form 20-F within any applicable cure period.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About HUB Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) is a global leader in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric (SDF) empowers organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. With operations across North America, Europe, and Israel, HUB partners with Fortune 100 companies, global banks, and sovereign institutions to secure the next generation of digital infrastructure.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) the ability to meet stock exchange continued listing standards and remain listed on the Nasdaq (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) the war between Israel and Hamas commenced in October 2023, which may harm Israel’s economy and HUB’s business; (vi) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on May 1, 2025. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations

Lytham Partners

Ben Shamsian

646-829-9701

shamsian@lythampartners.com